Interim Condensed Consolidated Financial Statements For the three and six months ended July 31, 2023 and 2022 (Expressed in U.S. Dollars)

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS	4

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	5

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY	6

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	7

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	8-23

Notice of Disclosure of Non-auditor Review of the Interim Condensed Consolidated Financial Statements for the Three and Six Months Ended July 31, 2023 and 2022.

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited interim condensed consolidated financial statements of C21 Investments Inc. for the interim periods ended July 31, 2023 and 2022, have been prepared in accordance with accounting principles generally accepted in the United States of America and are the responsibility of the Company's management.

The Company's independent auditors, Marcum LLP, have not performed a review of these interim condensed consolidated financial statements.

September 21, 2023

C21 INVESTMENTS INC.

Interim Condensed Consolidated Balance Sheets
(Expressed in U.S. dollars)

	July 31,	January 31,
	2023	2023
	$	$
ASSETS
Current assets
Cash	2,273,577	1,891,772
Receivables	542,219	412,310
Inventory	3,038,145	4,173,573
Prepaid expenses and deposits	453,160	881,628
Assets classified as held for sale	1,297,106	1,383,089
	7,604,207	8,742,372
Non-current assets
Property and equipment	4,360,753	4,685,118
Right-of-use assets	8,127,354	8,385,533
Intangible assets	7,187,517	7,886,825
Goodwill	28,541,323	28,541,323
Security deposit	48,879	46,871
Deferred tax asset	23,362	23,362
Total assets	55,893,395	58,311,404

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,737,193	2,921,426
Convertible promissory notes	1,156,259	1,156,259
Promissory note payable	-	2,026,667
Income taxes payable	8,931,958	7,736,858
Deferred revenue	276,090	94,068
Lease liabilities - current portion	438,578	398,723
Liabilities classified as held for sale	410,607	640,266
	13,950,685	14,974,267
Non-current liabilities
Lease liabilities	8,322,000	8,554,702
Deposit liability	75,000	175,000
Derivative liability	49,328	239,700
Reclamation obligation	53,351	52,659
Total liabilities	22,450,364	23,996,328

Commitments and contingencies (Notes 17 and 20)
Subsequent event (Note 23)

SHAREHOLDERS' EQUITY
Common stock, no par value; unlimited shares authorized; 120,047,814 and 120,047,814 shares issued and outstanding as of July 31, 2023 and January 31, 2023, respectively	105,456,894	105,445,792
Commitment to issue shares	628,141	628,141
Accumulated other comprehensive loss	(2,283,161)	(2,287,145)
Deficit	(70,358,843)	(69,471,712)
Total shareholders' equity	33,443,031	34,315,076
Total liabilities and shareholders' equity	55,893,395	58,311,404

Approved and authorized for issue on behalf of the Board of Directors:

/s/ "Bruce Macdonald"	Director	/s/ "Michael Kidd"	Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

C21 INVESTMENTS INC.

Interim Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Expressed in U.S. dollars, except number of shares)

	Three months ended July 31,		Six months ended July 31,
	2023	2022	2023	2022
	$	$	$	$
Revenue	7,162,107	7,175,493	14,854,310	14,647,954
Cost of sales	4,331,192	3,316,161	9,303,536	6,800,985
Gross profit	2,830,915	3,859,332	5,550,774	7,846,969

Selling, general and administrative expenses	2,620,099	2,335,764	4,784,972	4,628,090

Income from operations	210,816	1,523,568	765,802	3,218,879

Gain (loss) on change in fair value of derivative liability	-	629,500	(392,155)	629,500
Gain on termination of sales-type lease and disposal of licenses	-	-	467,750	-
Impairment loss	-	(20,726)	(372,227)	(20,726)
Interest expense	(3,956)	(133,455)	(35,210)	(297,504)
Other income (expenses)	(921)	(1,246)	(22,749)	2,900
Net income from continuing operations before income tax expense	205,939	1,997,641	411,211	3,533,049
Income tax expense	(602,674)	(485,152)	(1,195,100)	(983,415)
Net income (loss) from continuing operations after income tax expense	(396,735)	1,512,489	(783,889)	2,549,634

Net income (loss) from discontinued operations after income tax expense	(19,351)	344,554	(103,242)	(385,771)

Net income (loss)	(416,086)	1,857,043	(887,131)	2,163,863

Other comprehensive income:
Cumulative translation adjustment	(3,124)	(219,207)	3,984	(216,387)
Comprehensive income (loss)	(419,210)	1,637,836	(883,147)	1,947,476

Basic income (loss) per share from continuing operations	(0.00)	0.01	(0.01)	0.02
Diluted income (loss) per share from continuing operations	(0.00)	0.01	(0.01)	0.02
Basic and diluted income (loss) per share from discontinued operations	(0.00)	0.00	(0.00)	(0.00)
Basic income (loss) per share	(0.00)	0.02	(0.01)	0.02
Diluted income (loss) per share	(0.00)	0.02	(0.01)	0.02
Weighted average number of common shares outstanding - basic	120,047,814	120,047,814	120,047,814	120,047,814
Weighted average number of common shares outstanding - diluted	122,880,907	122,880,907	122,880,907	122,880,907

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

C21 INVESTMENTS INC.

Interim Condensed Consolidated Statements of Changes in Shareholders' Equity
(Expressed in U.S. dollars, except number of shares)

				Accumulated
			Commitment	other		Total
	Number of	Common	to issue	comprehensive		shareholders'
	shares	stock	shares	loss	Deficit	equity
	#	$	$	$	$	$
Balance, January 31, 2022	120,047,814	105,236,351	628,141	(2,370,967)	(68,510,333)	34,983,192
Share-based compensation	-	156,850	-	-	-	156,850
Net income and other comprehensive loss for the period	-	-	-	(216,387)	2,163,863	1,947,476
Balance, July 31, 2022	120,047,814	105,393,201	628,141	(2,587,354)	(66,346,470)	37,087,518
Share-based compensation	-	52,591	-	-	-	52,591
Net loss and other comprehensive income for the period	-	-	-	300,209	(1,870,652)	(1,570,443)
Balance, January 31, 2023	120,047,814	105,445,792	628,141	(2,287,145)	(69,471,712)	34,315,076
Share-based compensation	-	11,102	-	-	-	11,102
Net loss and other comprehensive income for the period	-	-	-	3,984	(887,131)	(883,147)
Balance, July 31, 2023	120,047,814	105,456,894	628,141	(2,283,161)	(70,358,843)	33,443,031

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

C21 INVESTMENTS INC.

Interim Condensed Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)

	Six months ended July 31,
	2023	2022
	$	$
OPERATING ACTIVITIES
Net (loss) income from continuing operations after income tax expense	(783,889)	2,549,634
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Amortization of right-of-use assets	258,179	241,161
Deferred income tax recovery	-	(540,556)
Depreciation and amortization	693,872	682,572
Foreign exchange gain	(1,316)	(10,574)
Gain on termination of sales-type lease and disposal of licenses	(467,750)	-
Loss (gain) on change in fair value of derivative liability	392,155	(629,500)
Impairment loss	372,227	20,726
Interest expense	35,210	322,031
Share-based compensation	11,102	156,850
Changes in operating assets and liabilities:
Receivables	(129,909)	(20,746)
Inventory	1,378,427	(1,124,651)
Prepaid expenses and deposits	428,468	277,741
Accounts payable and accrued liabilities	(516,918)	20,577
Income taxes payable	1,195,100	1,523,971
Deferred revenue	182,022	-
Lease liabilities	(192,847)	(157,289)
Cash provided by operating activities of continuing operations	2,854,133	3,311,947
Cash provided by (used in) operating activities of discontinued operations	51,194	(53,964)

INVESTING ACTIVITIES
Purchases of property and equipment	(243,984)	(422,119)
Proceeds from termination of sales-type lease and disposal of licenses	400,000	-
Cash provided by (used in) investing activities of continuing operations	156,016	(422,119)
Cash provided by investing activities of discontinued operations	-	51,357

FINANCING ACTIVITIES
Settlement of earn out shares	(575,136)	-
Principal repayments on promissory note payable	(2,026,667)	(3,040,000)
Interest paid in cash	(51,562)	(322,032)
Cash used in financing activities of continuing operations	(2,653,365)	(3,362,032)
Cash used in financing activities of discontinued operations	(22,776)	(35,374)

Effect of foreign exchange on cash	(3,397)	(216,387)
Change in cash during the period	381,805	(726,572)
Cash beginning of period	1,891,772	3,067,983
Cash end of period	2,273,577	2,341,411

Supplemental disclosure of cash flow information:
Interest paid in cash	51,562	322,032
Income taxes paid in cash	-	-

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three and six months ended July 31, 2023 and 2022 (Expressed in U.S. dollars, except as noted)

1. NATURE OF OPERATIONS

C21 Investments Inc. (the "Company" or "C21") was incorporated January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its registered office is 170-601 West Cordova Street, Vancouver, BC, V6B 1G1.

Pursuant to a change of business announced on January 29, 2018 to the Cannabis industry, the Company commenced acquiring and operating revenue-producing cannabis operations in the USA.

On June 15, 2018, the Company's common shares were delisted from the TSX Venture Exchange ("TSX-V") at the Company's request and on June 18, 2018 the Company commenced trading on the Canadian Securities Exchange ("CSE"), completed its change of business to the cannabis industry and commenced trading under the symbol CXXI. The Company registered its common shares in the United States and on May 6, 2019, its shares were cleared by the Financial Industry Regulatory Authority for trading on the OTC Markets platform under the U.S. trading symbol CXXIF. On September 28, 2020, the Company began trading on the OTCQB® Venture Market.

The Company initially operated in two segments: recreational cannabis in Oregon, USA and recreational and medical cannabis in Nevada, USA (Note 16). During the year ended January 31, 2022, the Company made the strategic decision to exit operations in Oregon. Operating results of the Oregon segment are presented as discontinued operations. The Nevada segment remains engaged in the cultivation of and manufacturing of cannabis flower products, vape products and extract products for wholesale and retail sales.

As at July 31, 2023, the Company had a working capital deficit of $6,346,478 (January 31, 2023 - $6,231,895) and an accumulated deficit of $70,358,843 (January 31, 2023 - $69,471,712). However, for the six months ended July 31, 2023, the Company generated positive operating cash flows from continuing operations.

At the federal level, however, cannabis currently remains a Schedule I controlled substance under the Federal Controlled Substances Act of 1970. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, even in those states in which marijuana is legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law. This has created a dichotomy between state and federal law, whereby many states have elected to regulate and remove state-level penalties regarding a substance which is still illegal at the federal level. There remains uncertainty about the US federal government's position on cannabis with respect to cannabis-legal status. A change in its enforcement policies could impact the ability of the Company to continue as a going concern.

2. BASIS OF PREPARATION

a) Basis of presentation

These unaudited interim condensed consolidated financial statements as of and for the three and six months ended July 31, 2023 and 2022 ("consolidated financial statements") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss.

b) Functional and reporting currency

The functional currency of C21 Investments Inc. is Canadian dollars ("C$"), and the functional currency of the Company's subsidiaries is U.S. dollars. C21 has determined that the U.S. dollar ("USD") is the most relevant and appropriate reporting currency as the Company's operations are conducted in U.S. dollars and its financial results are prepared and reviewed internally by management in U.S. dollars. The consolidated financial statements are presented in U.S. dollars unless otherwise noted.

c) Basis of consolidation

The consolidated financial statements incorporate the accounts of the Company and all the entities in which the Company has a controlling voting interest and is deemed to be the primary beneficiary. All consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated statements from the date of acquisition. All intercompany balances and transactions are eliminated upon consolidation.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three and six months ended July 31, 2023 and 2022 (Expressed in U.S. dollars, except as noted)

2. BASIS OF PREPARATION (continued)

A summary of the Company's subsidiaries included in these consolidated financial statements as at July 31, 2023 is as follows:

Name of subsidiary (1)	Principal activity
320204 US Holdings Corp.	Holding Company
320204 Oregon Holdings Corp.	Holding Company
320204 Nevada Holdings Corp.	Holding Company
320204 Re Holdings, LLC	Holding Company
Eco Firma Farms LLC (2)	Cannabis producer
Silver State Cultivation LLC	Cannabis producer
Silver State Relief LLC	Cannabis retailer
Swell Companies LTD (2)	Cannabis processor, distributor
Megawood Enterprises Inc. (2)	Cannabis retailer
Phantom Venture Group, LLC (2)	Holding Company
Phantom Brands, LLC (2)	Holding Company
Phantom Distribution, LLC (2)	Cannabis distributor
63353 Bend, LLC (2)	Cannabis producer
20727-4 Bend, LLC (2)	Cannabis processor
4964 BFH, LLC (2)	Cannabis producer
Workforce Concepts 21, Inc.	Payroll and benefits services

(1) All subsidiaries of the Company were incorporated in the USA, are wholly owned and have USD as their functional currency.

(2) Operations discontinued and results included in discontinued operations.

d) Reclassification of comparative figures

The Company has reclassified certain items on the interim condensed consolidated statements of cash flows for the six months ended July 31, 2022 to conform with current period presentation. A summary of the reclassifications is as follows:

Former classification	Reclassified to	Amount reclassified
		$
Depreciation and amortization	Changes in inventory	235,966
Changes in lease liabilities	Amortization of right-of-use assets	241,161
Changes in accounts payable and accrued liabilities	Interest expense	297,504

3. SIGNIFICANT ACCOUNTING POLICIES

The Company's significant accounting policies are fully described in Note 3 to the consolidated financial statements for the years ended January 31, 2023 and 2022. There have been no material changes to the Company's significant accounting policies.

a) Significant accounting estimates and assumptions

The preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates and judgments.

Areas requiring a significant degree of estimation and judgment relate to the determination of recoverability of goodwill, recoverability of intangible assets, fair value less costs to sell of assets classified as held for sale, estimates used in valuation and costing of inventory, impairment of long-lived assets and inventory, fair value measurements, useful lives, depreciation and amortization of property, equipment and intangible assets, the recoverability and measurement of deferred tax assets and liabilities, share-based compensation, and fair value of derivative liability.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three and six months ended July 31, 2023 and 2022 (Expressed in U.S. dollars, except as noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

b) Recently issued accounting pronouncements

Recent accounting pronouncements issued by the FASB, the American Institute of Certified Public Accountants ("AICPA") and the U.S. Securities and Exchange Commission ("SEC") did not or are not believed by management to have a material effect on the Company's present or future financial statements.

4. DISCONTINUED OPERATIONS

a) Sales-type lease and disposal of licenses

In January 2022, the Company entered into a lease-to-own arrangement with a lessee for certain licenses, land and equipment in Oregon, USA, representing its outdoor growing operation. The Company determined that the arrangement should be accounted for as a sales-type lease and concluded that it is not probable that all required payments will be made such that title will transfer at the end of the term. As such, in accordance with ASC 842, the land and equipment are not derecognized, and payments received are recorded as a deposit liability until such time that collectability becomes probable.

During the six months ended July 31, 2023, the Company executed a settlement agreement to terminate the lease-to-own arrangement. In the period preceding the settlement agreement date, the Company collected a cumulative $100,000 in connection with the lease-to-own arrangement and $75,000 for a separate sale of three licenses in Bend, Oregon (contingent upon State regulatory approval) to the same lessee, which were recorded as a deposit liability. Under the settlement agreement, the Company agreed to transfer certain licenses with a carrying value of $32,250, in exchange for $400,000, which was paid by the lessee. In addition, the Company retained the cumulative $100,000 lease-to-own arrangement payments made to date. As a result, the Company recognized a gain on termination of sales-type lease and disposal of licenses of $467,750. The remaining deposit liability of $75,000 (January 31, 2023 - $175,000) relates to the separate sale of licenses in Bend, Oregon, which remain pending State regulatory approval.

b) Oregon reporting unit

As a result of non-profitable operations in the Oregon reporting unit, the Company began to wind down operations in Oregon beginning in the year ended January 31, 2021. By January 31, 2022, the Company made the decision to cease all growing, manufacturing, and processing activities in Bend, Oregon. As the Oregon reporting unit comprises the assets of multiple components in distinct geographic locations, management anticipates completing the sale on a piecemeal basis. Management is engaged in an active program to seek buyers for the major classes of assets and liabilities in Oregon in order to complete a sale.

Prepaid expenses classified as held for sale primarily relate to the renewal of licenses that may be transferred in the event of a sale and prepaid insurance. By April 2023, the Company had terminated all operating lease agreements in Oregon and paid a settlement payment of $151,350. As a result, security deposits with a carrying amount of $43,796 were written off and the Company recognized a loss on lease termination of $13,419.

Long-term debt comprises equipment and vehicle loans and a building mortgage. The mortgage was entered into on February 1, 2015 and matures on February 1, 2035 (20 years). The mortgage bears interest at a fixed rate of 4.5% with payments made monthly. The equipment and vehicle loans had interest rates ranging from 5.59% to 19.9% and were repaid in March 2022. During the three and six months ended July 31, 2023, other expenses included interest expense incurred on long-term debt of $4,670 and $9,415 (2022 - $5,414 and $10,451), respectively. During the six months ended July 31, 2023, an amount of $22,776 (2022 - $35,374) was repaid in connection with the long-term debt.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three and six months ended July 31, 2023 and 2022 (Expressed in U.S. dollars, except as noted)

4. DISCONTINUED OPERATIONS (continued)

A summary of major classes of assets and liabilities of the discontinued Oregon operation that are classified as held for sale in the interim condensed consolidated balance sheets is as follows:

	July 31, 2023	January 31, 2023
	$	$
Carrying amounts of the major classes of assets included in discontinued operations:
Receivables	-	15,522
Prepaid expenses and deposits	14,511	84,972
Deferred tax asset	143,078	143,078
Property and equipment	1,139,517	1,139,517
Total assets classified as held for sale	1,297,106	1,383,089

Carrying amounts of the major classes of liabilities included in discontinued operations:
Lease liabilities	-	216,298
Long-term debt	410,607	423,968
Total liabilities classified as held for sale	410,607	640,266

A summary of the Company's net loss from discontinued operations for the three and six months ended July 31, 2023 and 2022 is as follows:

	Three months ended July 31,		Six months ended July 31,
	2023	2022	2023	2022
	$	$	$	$
Revenue	-	89,856	-	357,540
Cost of sales	-	41,549	-	477,205
Gross loss	-	48,307	-	(119,665)

Expenses
Selling, general and administrative expenses	14,681	-	80,408	1,939
Impairment loss	-	14,461	-	61,937
Provision for expected credit losses	-	35,359	-	35,359
Loss on lease termination	-	-	13,419	-
Other expenses	4,670	(10,102)	9,415	(2,850)
Net loss from discontinued operations before income tax expense	(19,351)	(173,830)	(103,242)	(519,364)
Income tax recovery	-	518,384	-	133,593
Net income (loss) from discontinued operations after income tax expense	(19,351)	344,554	(103,242)	(385,771)

A summary of the Company's cash flows from discontinued operations for the six months ended July 31, 2023 and 2022 is as follows:

	2023	2022
	$	$
Net cash provided by (used in) operating activities of discontinued operations	51,194	(53,964)
Net cash provided by investing activities of discontinued operations	-	51,357
Net cash used in financing activities of discontinued operations	(22,776)	(35,374)

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three and six months ended July 31, 2023 and 2022 (Expressed in U.S. dollars, except as noted)

5. RECEIVABLES

A summary of the Company's receivables is as follows:

	July 31, 2023	January 31, 2023
	$	$
Taxes receivable	12,620	10,834
Trade receivables	529,599	401,476
	542,219	412,310

There was no provision for expected credit losses on trade receivables as at July 31, 2023 and January 31, 2023.

6. INVENTORY

A summary of the Company's inventory is as follows:

	July 31, 2023	January 31, 2023
	$	$
Finished goods	1,558,138	1,556,353
Work in process	1,353,377	2,494,455
Raw materials	126,630	122,765
	3,038,145	4,173,573

7. PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS

a) Property and equipment

A summary of the Company's property and equipment is as follows:

	July 31, 2023	January 31, 2023
	$	$
Land	1,330,000	1,330,000
Leasehold improvements	1,876,922	1,775,896
Furniture and fixtures	361,579	468,696
Computer equipment	6,659	6,659
Machinery and equipment	2,379,379	2,450,919
	5,954,539	6,032,170
Less: accumulated depreciation	(1,593,786)	(1,347,052)
	4,360,753	4,685,118

Total depreciation expense for the three and six months ended July 31, 2023 was $134,525 and $269,814, respectively (2022 - $137,519 and $263,615, respectively). During the three and six months ended July 31, 2023, $118,686 and $238,466, respectively, of the total depreciation expense was allocated to inventory (2022 - $121,371 and $231,434, respectively). During the three and six months ended July 31, 2023, the Company recorded impairment of property and equipment of $nil and $372,227, respectively (2022 - $20,726 and $20,726, respectively).

b) Right-of-use assets

The Company's right-of-use assets result from its operating leases (Note 12) and consist of land and buildings used in the cultivation, processing, and warehousing of its products.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three and six months ended July 31, 2023 and 2022 (Expressed in U.S. dollars, except as noted)

8. INTANGIBLE ASSETS AND GOODWILL

a) Intangible assets

A summary of the Company's intangible assets subject to amortization is as follows:

	July 31, 2023	January 31, 2023
	$	$
Licenses	12,102,521	12,167,021
Brands	644,800	644,800
Customer relationships	1,540,447	1,540,447
	14,287,768	14,352,268
Less: accumulated amortization	(7,100,251)	(6,465,443)
	7,187,517	7,886,825

During the three and six months ended July 31, 2023, the Company recognized amortization expense on intangible assets of $332,722 and $667,057, respectively (2022 - $334,334 and $668,668, respectively). Of the total amortization expense, $2,267 and $4,533, respectively, was allocated to inventory (2022 - $2,266 and $4,533, respectively).

During the six months ended July 31, 2023, the Company disposed of three licenses in Oregon with a cost of $64,500 and accumulated amortization of $32,250 (Note 4).

b) Goodwill

As at July 31, 2023 and January 31, 2023, the Company had goodwill of $28,541,323 and $28,541,323, respectively, which was allocated to the Nevada reporting unit. There was no impairment on goodwill identified during the six months ended July 31, 2023 and 2022.

9. SECURITY DEPOSIT

Non-current assets include a security deposit with the Alberta Energy Regulator ("AER") under the AER's Liability Management programs to cover potential liabilities relating to its wells. The required security deposit with the AER is determined based on a monthly licensee management rating assessment. As at July 31, 2023, the security deposit had a balance of $48,879 (January 31, 2023 - $46,871).

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

A summary of the Company's accounts payable and accrued liabilities is as follows:

	July 31, 2023	January 31, 2023
	$	$
Accounts payable	1,620,044	1,842,089
Accrued liabilities	504,649	450,485
EFF settlement accrual (Note 20)	612,500	612,500
Interest payable	-	16,352
	2,737,193	2,921,426

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three and six months ended July 31, 2023 and 2022 (Expressed in U.S. dollars, except as noted)

11. PROMISSORY NOTES

Transaction costs related to the issuance of convertible promissory notes are apportioned to their respective financial liability and equity components (if applicable) in proportion to the allocation of proceeds as a reduction to the carrying amount of each component.

When valuing the financial liability component of the promissory notes, the Company used specific interest rates assuming no conversion features existed. The resulting liability component is accreted to its face value over the convertible note's term until its maturity date.

a) Convertible promissory notes

A summary of the Company's convertible promissory notes denominated in USD is as follows:

June 13, 2018 issuance
$
Balance, January 31, 2022	1,281,442
Payment	(41,600)
Interest expense	1,600
Effect of foreign exchange	(85,183)
Balance, July 31, 2023 and January 31, 2023	1,156,259

On June 13, 2018, the Company issued convertible promissory notes to the vendors that sold Eco Firma Farms, LLC ("EFF") to the Company in the aggregate principal amount of $2,000,000. The convertible promissory notes were convertible at $1.00 per share. The convertible promissory notes accrue interest at a rate of 4% per annum, compounded annually, and were fully due and payable on June 13, 2021. The Company is in an ongoing dispute with the vendors over repayment (Note 20). On issuance, the Company determined the conversion feature was a derivative liability as the convertible promissory notes were exercisable in USD while the functional currency of the Company is Canadian dollars. The conversion feature expired on June 13, 2021 and as such the fair value of the conversion feature as at July 31, 2023 was $nil (January 31, 2023 - $nil).

b) Promissory note payable

A summary of the Company's promissory note payable denominated in USD is as follows:

$
Balance, January 31, 2022	8,106,667
Repayments	(6,080,000)
Balance, January 31, 2023	2,026,667
Repayments	(2,026,667)
Balance, July 31, 2023	-

On January 1, 2019, the Company issued a promissory note to Mr. Newman, who sold Silver State to the Company in the principal amount of $30,000,000. The promissory note is payable in the following principal instalments: $3,000,000 on April 1, 2019, $6,000,000 on each of July 1, 2019, October 1, 2019, January 1, 2020, and April 1, 2020, and $3,000,000 on July 1, 2020. The promissory note accrues interest at a rate of 10% per annum. The promissory note is secured by all of the outstanding membership interests, and a security interest in all of the assets, of Silver State.

On July 1, 2019, the terms of the promissory note payable for the acquisition of Silver State were amended to call for immediate payment of $2,000,000 plus accrued interest on July 1, 2019 followed by payments of $800,000 plus accrued interest on the first of each of August, September, October, November, and December 2019.

Effective November 21, 2019 and June 25, 2020, Mr. Newman and the Company agreed to further amend the terms of the promissory note due to Mr. Newman. The December 1, 2019 principal payment of $800,000 was cancelled and the monthly principal payments thereafter were reduced to $600,000 per month. Further, the annual interest rate on the note was reduced from 10% to 9.5%. The remaining balance on the promissory note is due and payable on January 1, 2021. This modification did not result in any profit or loss.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three and six months ended July 31, 2023 and 2022 (Expressed in U.S. dollars, except as noted)

11. PROMISSORY NOTES (continued)

On November 19, 2020, the Company announced an agreement with Mr. Newman that the remaining $15,200,000 principal outstanding on his promissory note, due to mature on January 1, 2021, was amended with lower monthly payments amortized over a 30-month period. Commencing December 1, 2020, the monthly payments are $506,667 plus interest. The interest rate at 9.5% was unchanged.

For the three and six months ended July 31, 2023, interest expense was $3,956 and $35,210, respectively (2022 - $133,455 and $297,504, respectively). Interest paid during the three and six months ended July 31, 2023 was $11,869 and $51,562, respectively (2022 - $144,004 and $322,032, respectively).

12. LEASE LIABILITIES

The Company's leases consist of land and buildings used in the cultivation, processing, and warehousing of its products. All leases were classified as operating leases in accordance with ASC 842.

A summary of the Company's active leases and total lease term under contract as at July 31, 2023 is as follows:

Entity Name/Lessee	Asset	Lease term	Type
Silver State Cultivation LLC	Land/ Building	12	Operating lease
Silver State Relief LLC (Sparks)	Land/ Building	12	Operating lease
Silver State Relief LLC (Fernley)	Land/ Building	12	Operating lease

For the three and six months ended July 31, 2023, the Company incurred operating lease costs in continuing operations of $350,936 and $701,872, respectively (2022 - $350,936 and $708,872, respectively). Of this amount, $203,092 and $406,184, respectively (2022 - $203,092 and $406,184, respectively) was allocated to inventory.

A summary of the Company's weighted average discount rate used in calculating lease liabilities and weighted average remaining lease term is as follows:

	July 31, 2023	January 31, 2023
Weighted average discount rate	10%	10%
Weighted average remaining lease term (years)	9.35	9.63

A summary of the maturity of contractual undiscounted liabilities associated with the Company's operating leases as at July 31, 2023 is as follows:

Year ending January 31,	$
2024	639,723
2025	1,314,551
2026	1,353,987
2027	1,394,607
2028	1,436,445
Thereafter	7,712,494
Total undiscounted lease liabilities	13,851,807
Interest on lease liabilities	(5,091,229)
Total present value of minimum lease payments	8,760,578
Current portion of lease liability	438,578
Lease liabilities	8,322,000

As at July 31, 2023, the Company has total undiscounted lease liabilities of $13,851,807 (January 31, 2023 - $14,488,346) pertaining to lease liabilities in continuing operations and total undiscounted lease liabilities of $nil (January 31, 2023 - $228,192) which are classified as held for sale.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three and six months ended July 31, 2023 and 2022 (Expressed in U.S. dollars, except as noted)

13. DERIVATIVE LIABILITY

A summary of the Company's derivative liability is as follows:

Earn out shares
$
Balance, January 31, 2022	1,006,368
Fair value adjustment on derivative liability	(742,483)
Effect of foreign exchange	(24,185)
Balance, January 31, 2023	239,700
Fair value adjustment on derivative liability	392,155
Settlement of earn out shares	(575,136)
Effect of foreign exchange	(7,391)
Balance, July 31, 2023	49,328

Upon the May 24, 2019 acquisition of Swell Companies, the vendors can earn up to 6,000,000 'earn out' shares over a period of seven years. The conditions were based on the Company's common shares exceeding certain share prices during the period. Additionally, the 50% of the earn out shares are earned upon a change of control of the Company. The fair value of the derivative liability is derived using a Monte Carlo simulation.

In February 2023, the Company settled the obligation to issue 4,792,800 common shares by making cash payments of $575,136.

14. SHARE CAPITAL

Share capital consists of one class of fully paid common shares, with no par value. The Company is authorized to issue an unlimited number of common shares. All shares are equally eligible to receive dividends and repayment of capital and represent one vote at the Company's shareholders' meetings.

A summary of the Company's share capital is as follows:

	Number of shares	Common stock
	#	$
Balance, January 31, 2022	120,047,814	105,236,351
Share-based compensation	-	209,441
Balance, January 31, 2023	120,047,814	105,445,792
Share-based compensation	-	11,102
Balance, July 31, 2023	120,047,814	105,456,894

a) Commitment to issue shares

In connection with the acquisition of EFF on June 13, 2018, the Company issued a promissory note payable to deliver 1,977,500 shares to the vendors of EFF in the amount of $1,905,635, without interest, any time after October 15, 2018. As at July 31, 2023, shares issued pursuant to this commitment total 1,184,407 shares (January 31, 2023 - 1,184,407 shares).

b) Warrants

A summary of the Company's warrant activity is as follows:

	Number of warrants	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance, January 31, 2022	3,240,000	1.18	2.10
Balance, January 31, 2023	3,240,000	1.18	1.10
Balance, July 31, 2023	3,240,000	1.18	0.60

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three and six months ended July 31, 2023 and 2022 (Expressed in U.S. dollars, except as noted)

14. SHARE CAPITAL (continued)

A summary of the Company's outstanding and exercisable warrants as at July 31, 2023, is as follows:

Expiry date	Exercise price	Number of warrants outstanding
	C$	#
December 31, 2023	1.00	632,400
January 30, 2024	1.00	1,407,600
May 24, 2024	1.50	1,200,000
		3,240,000

As at July 31, 2023 and January 31, 2023, outstanding and exercisable warrants had intrinsic values of $nil and $nil, respectively.

c) Stock options

The Company is authorized to grant options to executive officers and directors, employees, and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

A summary of the Company's stock option activity is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance, January 31, 2022	5,615,000	0.84	1.45
Granted	600,000	0.70	3.00
Expired/Forfeited	(1,405,000)	1.25	0.56
Balance, January 31, 2023	4,810,000	0.75	0.86
Balance, July 31, 2023	4,810,000	0.75	0.62

A summary of the Company's stock options outstanding and exercisable as at July 31, 2023, is as follows:

Expiry date	Exercise price	Number of options outstanding	Number of options exercisable
	C$	#	#
August 17, 2023	0.70	3,560,000	3,560,000
January 28, 2024	1.50	150,000	150,000
October 9, 2024	1.00	500,000	500,000
February 10, 2025	0.70	600,000	399,999
		4,810,000	4,609,999

As at July 31, 2023 and January 31, 2023, outstanding and exercisable stock options had intrinsic values of $nil and $nil, respectively.

During the three and six months ended July 31, 2023, the Company recorded a share-based compensation of $5,595 and $11,102, respectively (2022 - $54,064 and $156,850, respectively).

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three and six months ended July 31, 2023 and 2022 (Expressed in U.S. dollars, except as noted)

14. SHARE CAPITAL (continued)

A summary of the Company's assumptions used in the Black-Scholes option pricing model for stock options granted during the six months ended July 31, 2023 and 2022 is as follows:

	2023	2022
Stock price	-	C$0.61
Exercise price	-	C$0.70
Risk-free rate	-	1.60%
Expected life of options	-	3 years
Annualized volatility	-	80%
Dividend rate	-	0%

The Company has computed the fair value of options granted using the Black-Scholes option pricing model. The expected term used for options issued to non-employees is the contractual life and the expected term used for options issued to employees and directors is the estimated period of time that options granted are expected to be outstanding. The Company utilizes the "simplified" method to develop an estimate of the expected term of "plain vanilla" employee option grants. The Company is utilizing an expected volatility figure based on a review of the historical volatilities, over a period of time, equivalent to the expected life of the instrument being valued, of similarly positioned public companies within its industry. The risk-free interest rate was determined from the implied yields from U.S. Treasury zero-coupon bonds with a remaining term consistent with the expected term of the instrument being valued.

15. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

A summary of the Company's selling, general and administration expenses for the three and six months ended July 31, 2023 and 2022 is as follows:

	Three months ended July 31,		Six months ended July 31,
	2023	2022	2023	2022
	$	$	$	$
Accounting and legal	359,609	140,463	456,212	233,657
Depreciation and amortization	346,294	341,286	693,872	682,572
License fees, taxes, and insurance	441,770	440,894	837,626	854,378
Office facilities and administrative	112,051	93,314	176,675	195,021
Operating lease costs	147,844	147,844	295,688	295,688
Other expenses	350,283	159,817	575,114	322,435
Professional fees and consulting	110,122	236,602	224,107	405,549
Salaries and wages	731,026	683,820	1,445,548	1,404,064
Sales, marketing, and promotion	17,284	17,197	34,405	39,098
Share-based compensation	5,595	54,064	11,102	156,850
Shareholder communications	2,845	5,821	6,617	9,792
Travel and entertainment	(4,624)	14,642	28,006	28,986
	2,620,099	2,335,764	4,784,972	4,628,090

16. SEGMENTED INFORMATION

The Company defines its major geographic operating segments as Oregon and Nevada. Due to the jurisdictional cannabis compliance issues ever-present in the industry, each state operation is by nature operationally segmented.

Key decision makers primarily review revenue, cost of sales expense, and gross margin as the primary indicators of segment performance. As the Company continues to expand via acquisition, the segmented information will expand based on management's agreed upon allocation of costs beyond gross margin.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three and six months ended July 31, 2023 and 2022 (Expressed in U.S. dollars, except as noted)

16. SEGMENTED INFORMATION (continued)

A summary of the Company's segmented operational activity and balances from continuing operations for the six months ended July 31, 2023 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	14,854,310	-	14,854,310
Gross profit	5,550,774	-	5,550,774
Operating income (expenses):
General and administration	(2,407,609)	(1,342,296)	(3,749,905)
Sales, marketing, and promotion	(34,405)	-	(34,405)
Operating lease cost	(295,688)	-	(295,688)
Depreciation and amortization	(647,123)	(46,749)	(693,872)
Share-based compensation	-	(11,102)	(11,102)
Impairment loss	(372,227)	-	(372,227)
Gain on termination of sales-type lease and disposal of licenses	-	467,750	467,750
Interest expense and others	(22,418)	(427,696)	(450,114)
Net income (loss) from continuing operations before income tax expense	1,771,304	(1,360,093)	411,211

Segmented information pertaining to discontinued operations is contained within Note 4.

A summary of the Company's segmented operational activity and balances from continuing operations for the six months ended July 31, 2022 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	14,647,954	-	14,647,954
Gross profit	7,846,969	-	7,846,969
Operating income (expenses):
General and administration	(2,117,916)	(1,335,966)	(3,453,882)
Sales, marketing, and promotion	(39,098)	-	(39,098)
Operating lease cost	(295,688)	-	(295,688)
Depreciation and amortization	(636,515)	(46,057)	(682,572)
Share-based compensation	-	(156,850)	(156,850)
Impairment loss	-	(20,726)	(20,726)
Interest expense and others	1,756	333,140	334,896
Net income (loss) from continuing operations before income tax expense	4,759,508	(1,226,459)	3,533,049

Segmented information pertaining to discontinued operations is contained within Note 4.

Entity-wide disclosures

All revenue for the three and six months ended July 31, 2023 and 2022 was earned in the United States.

For the three and six months ended July 31, 2023 and 2022, no customer represented more than 10% of the Company's net revenue. As at July 31, 2023 and January 31, 2023, no customer represented more than 10% of the Company's receivables.

A summary of the Company's the long-lived tangible assets disaggregation by geographic area is as follows:

	July 31, 2023	January 31, 2023
	$	$
Nevada	11,158,107	11,321,662
Discontinued operations (Oregon)	1,330,000	1,748,286
Other	-	703
	12,488,107	13,070,651

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three and six months ended July 31, 2023 and 2022 (Expressed in U.S. dollars, except as noted)

17. COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with third parties and related parties, for land, office space, and equipment in Nevada and Oregon. A summary of the Company's future minimum payments as at July 31, 2023 is as follows:

Year ending January 31,	Third parties	Related parties	Total
	$	$	$
2024	176,309	486,189	662,498
2025	361,043	999,058	1,360,101
2026	370,508	1,029,030	1,399,538
2027	380,256	1,059,901	1,440,157
2028	390,298	1,091,698	1,481,996
Thereafter	2,173,649	5,861,496	8,035,145
	3,852,063	10,527,372	14,379,435

18. RELATED PARTY TRANSACTIONS

A summary of the Company's related balances included in accounts payable and accrued liabilities, and promissory note payable is as follows:

	July 31, 2023	January 31, 2023
	$	$
Due to the President and CEO	-	2,043,019
Lease liabilities due to a company controlled by the CEO	6,658,039	8,953,425
Due to the CFO	931	692
	6,658,970	10,997,136

Due to the President and CEO consists of promissory note principal and interest and reimbursable expenses incurred in the normal course of business.

A summary of the Company's transactions with related parties including key management personnel for the three and six months ended July 31, 2023 and 2022 is as follows:

	Three months ended July 31,		Six months ended July 31,
	2023	2022	2023	2022
	$	$	$	$
Consulting fees paid to a director	-	-	20,000	20,000
Amounts paid to CEO or companies controlled by CEO for leases	292,808	309,000	611,078	618,000
Amounts paid to CEO or companies controlled by CEO for repayments of promissory note	1,025,202	1,664,004	2,078,229	3,362,032
Amounts paid to CEO or companies controlled by CEO for remuneration	46,154	46,154	100,000	99,999
Salary paid to directors and officers	97,583	96,175	202,156	200,331
Share-based compensation	5,596	31,794	11,102	111,882
	1,467,343	2,147,127	3,022,565	4,412,244

On June 5, 2023, the company controlled by the CEO sold its interest in the Silver State Relief LLC (Sparks) property. The Company continues to lease this facility from a third party.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three and six months ended July 31, 2023 and 2022 (Expressed in U.S. dollars, except as noted)

19. EARNINGS PER SHARE

A summary of the Company's calculation of basic and diluted earnings per share for the six months ended July 31, 2023 and 2022 is as follows:

	2023	2022
Net income (loss) from continuing operations after income taxes	$(783,889)	$2,549,634
Net loss from discontinued operations after income taxes	$(103,242)	$(385,771)
Net income (loss)	$(887,131)	$2,163,863

Weighted average number of common shares outstanding	120,047,814	120,047,814
Dilutive effect of warrants and stock options outstanding	2,833,093	2,833,093
Diluted weighted average number of common shares outstanding	122,880,907	122,880,907

Basic income (loss) per share, continuing operations	$(0.01)	$0.02
Diluted income (loss) per share, continuing operations	$(0.01)	$0.02

Basic loss per share, discontinued operations	$(0.00)	$(0.00)
Diluted loss per share, discontinued operations	$(0.00)	$(0.00)

Basic income (loss) per share	$(0.01)	$0.02
Diluted income (loss) per share	$(0.01)	$0.02

The computation of diluted earnings per share excludes the effect of the potential exercise of warrants and stock options when the average market price of the common stock is lower than the exercise price of the respective warrant or stock option and when inclusion of these amounts would be anti-dilutive. For the six months ended July 31, 2023 and 2022, the number of warrants excluded from the computation was 1,200,000 and 1,200,000, respectively. For the six months ended July 31, 2023 and 2022, the number of stock options excluded from the computation was 4,609,999 and 4,003,331 respectively. In addition, for the six months ended July 31, 2023 and 2022, the computation of diluted earnings per share excludes the potential issuance of 1,207,200 remaining earn out shares (Note 13) as the market price of the common shares has not been high enough to trigger an earn out event.

20. CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company's financial position, results of operations, or the ability to carry on any of its business activities.

a) Legal proceedings

Oregon Action: A complaint was filed in the Oregon State Circuit Court for Clackamas County, on April 29, 2019, by two current owners of Proudest Monkey Holdings, LLC (the former sole member of EFF) (the "Plaintiffs"), alleging contract, employment, and statutory claims, alleging $612,500 in damages (as amended), against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, in addition to three directors, two officers, and one former employee (the "Oregon Action"). The Company and the other defendants wholly denied the allegations and claims made in the lawsuit and is defending the lawsuit. On June 21, 2019, the Company filed Oregon Rule of Civil Procedure ("ORCP") 21 motions to dismiss all of the Plaintiffs' claims against it, its wholly owned subsidiaries, and other defendants. On December 30, 2019, plaintiffs filed an amended complaint dismissing the Company (and some of its directors and subsidiaries) from the case and reducing the amount in controversy in the Oregon Action. On May 6, 2020, the court granted the Company's ORCP 21 motions in its entirety to dismiss all of Plaintiffs' claims against the remaining defendants. The judgment of dismissal was entered by the Clackamas County court on or about October 14, 2020.

On October 22, 2020, the Company submitted a petition to recover the costs and attorney fees incurred by the Company as the prevailing party in the Oregon Action. On January 20, 2021, the Court ruled in the Company's favor, awarding the Company and its subsidiaries $68,195 in attorney's fees, $1,252 in costs, and a statutory prevailing party fee of $640, through a supplemental judgment, entered on February 2, 2021. The judgment in favor of the Company remains unpaid and continues to collect interest at the statutory rate of 9% per annum.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three and six months ended July 31, 2023 and 2022 (Expressed in U.S. dollars, except as noted)

20. CONTINGENCIES (continued)

On November 12, 2020, the plaintiffs appealed the order dismissing the claims alleged in their amended complaint. On March 2, 2021, the plaintiffs amended their appeal to appeal the award of attorney fees and costs.

On October 26, 2022, the Court of Appeals issued its decision, reversing the general and supplemental judgments in favor of the Company and remanding the case to the trial court for further proceedings. The Company filed a petition for reconsideration of the Court of Appeals decision on December 7, 2022, which was denied.

On April 19, 2023, the Company filed a petition for review in the Oregon Supreme Court. The petition for review is pending. The Company cannot predict if the Oregon Supreme Court will grant certiorari to hear the appeal, and if so, the likely resolution of the appeal.

British Columbia Action: On or about September 13, 2019, the Company delivered a notice to the above-mentioned Plaintiffs of alleged breach and default under the EFF purchase and sale agreement, due to alleged unlawful, intentional acts and material misrepresentations by the Plaintiffs before and after the completion of the purchase. As a result of such breach, the Company denied the Plaintiffs' tender of their share payment notes in connection with the agreement. On or about October 14, 2019, Proudest Monkey Holdings, LLC and one of its current owners, sued the Company in the Supreme Court of British Columbia to compel the issuance and delivery of the subject shares, including interests and costs (the "British Columbia Action").

On November 8, 2019, the Company responded and counterclaimed for general, special and punitive damages, including interest and costs, related to breach of contract, repudiation of contract, breach of indemnity and fraudulent and negligent misrepresentation by the Plaintiffs. The Plaintiffs filed a response to the Company's counterclaims on or about June 5, 2020, and the parties stipulated to a form of amended pleading which included the joinder of additional parties, an owner of Proudest Monkey Holdings, LLC and EFF, and additional contract and equitable claims and damages, partially duplicative to those alleged by the Plaintiffs in the Oregon Action (breach of contract, indemnity, unjust enrichment and wrongful termination claims). Plaintiffs allege $2,774,176.05 in damages (as amended), plus unquantified additional damages, interest and costs, of which amounts are partially duplicative of the Oregon Action. This action remains in the discovery stage, and the trial date is scheduled for February 2024. It is too early to predict the resolution of the claims and counterclaims.

Settled and Dismissed Action: On or about May 30, 2019, Wallace Hill Partners Ltd. ("Wallace Hill") filed a civil claim in the Supreme Court of British Columbia alleging breach of contract and entitlement to 1,800,000 Common Shares of the Company, fully vested by March 1, 2019, and damages due to the lost opportunity to sell those shares after such date for a profit. On June 23, 2019, the Company circulated a letter to Wallace Hill terminating the agreement and accepting Wallace Hill's repudiation of the agreement based on Wallace Hill's previously published defamatory comments and termination of the agreement. On June 23, 2019, the Company filed its response to the civil claim denying all claims and filed counterclaims alleging breach of contract, a declaratory judgment of termination of the agreement, defamation and an injunction from further defamatory comments.

On March 23, 2022, the Company and Wallace Hill entered into a mutual release agreement, pursuant to which, among other things, all parties agreed to dismiss their respective claims and to release one another from any further causes of action in connection with the subject matter of the original claims. On April 23, 2022, the parties filed a Notice of Discontinuance in the Supreme Court of British Columbia formally dismissing the civil action.

21. INCOME TAXES

The following table summarizes the Company's income tax expense and effective tax rate for the three and six months ended July 31, 2023 and 2022:

A summary of the components of the Company's income taxes payable is as follows:

	Three months ended July 31,		Six months ended July 31,
	2023	2022	2023	2022
Net income from continuing operations before income taxes	$205,939	$1,997,641	$411,211	$3,533,049
Income tax expense	$602,674	$485,152	$1,195,100	$983,415
Effective tax rate	293%	24%	291%	28%

The Company is subject to income taxes in the United States and Canada. The Company has computed its provision for income taxes based on the actual effective tax rate for the quarter as management believes this is the best estimate for the annual effective tax rate. Significant judgment is required in evaluating the Company's uncertain tax position and determining the provision for income taxes.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three and six months ended July 31, 2023 and 2022 (Expressed in U.S. dollars, except as noted)

22. FINANCIAL INSTRUMENTS

A summary of the Company's financial instruments and their classifications as at July 31, 2023 and January 31, 2023 is as follows:

Fair value measurements at July 31, 2023 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares (Note 13)	-	-	49,328	49,328

Fair value measurements at January 31, 2023 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares (Note 13)	-	-	239,700	239,700

The fair value of the derivative liability associated with the earn out shares was derived using a Monte Carlo simulation using non-observable inputs, and therefore represents a Level 3 measurement.

23. SUBSEQUENT EVENT

On August 17, 2023, 3,560,000 stock options expired unexercised.